FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Fujio Owa
Fujio Owa
Deputy General Manager of
Finance Division

Date: March 3, 2005

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Written Oath relating to Timely Disclosure submitted to the Tokyo Stock Exchange

(Translation)

Written Oath relating to Timely Disclosure

February 23, 2005

To:	Mr. Takuo Tsurushima
President & CEO
Tokyo Stock Exchange, Inc.

Address:	6 Takeda Tobadono-cho, Fushimi-ku, Kyoto-shi, Kyoto

Company Name:	Kyocera Corporation

Title of Representative:	President and Director

Name:	Yasuo Nishiguchi

Kyocera Corporation hereby covenants, based on the serious understanding that the timely and appropriate disclosure of corporate information to investors constitutes the basis for the sound securities markets, that it will seriously strive to take necessary actions to make timely and appropriate disclosure of corporate information to investors, which shall include enhancement of a corporate system as described in the attached documents so that it can make prompt, accurate and fair disclosure of corporate information in an appropriate manner always taking into consideration the standpoint of investors.

Status of Internal Regulation of Timely Disclosure of Corporate Information

(Attached Document to the Written Oath relating to Timely Disclosure)

February 23, 2005

Company Name: Kyocera Corporation

    (Code Number: 6971      First Section, Tokyo Stock Exchange, Inc.)

The status of the internal system for the timely disclosure of corporate information is as follows.

1.	Establishment of Ethical Standards and Corporate Philosophy Forming the Basis of Timely Disclosure

The Company believes that the establishment of a corporate philosophy which will constitute the ethical basis for executive management as well as ordinary employees is indispensable for the Company to continue to act in a socially sound and honest manner within the industry, including the making of timely and appropriate disclosure of corporate information.

The Company’s corporate philosophy, which constitutes ethical standards, has been passed along from its founder’s manner of thinking towards both management and lifestyle known as the “Kyocera Philosophy.”

The “Kyocera Philosophy” bases its fundamental judgments on precepts such as “what is the right thing to do as a human?” and includes wide, universal contents from basic management principles to the manner of pursuing daily work. The Company’s fundamental attitude, which can also be the basis of the timely disclosure of corporate information, is displayed in numerous ways including, among others, the sayings “Honesty of Purpose,” “Making Selfless Judgments,” “Adopt the Spirit of Fair Play” and so forth.

In order to implement the ethical standards embodied in the “Kyocera Philosophy” throughout the entire Group, the Company, in addition to providing study programs upon entering the Company as well as constant daily guidance in the workplace, periodically implements educational and study programs in the form of a “Kyocera Philosophy Training Program” for all personnel from executive management to ordinary employees. Moreover, similar training programs have been developed for Group companies located outside Japan. Through such programs, the “Kyocera Philosophy” achieves wide penetration as a corporate creed throughout the entire Group.

Further, in consideration of the applicability of the “Kyocera Philosophy” to various aspects of business activities, the Company establishes “Kyocera Guidelines for Ethical Employee Conduct” and requires that all Group employees conduct their daily business duties in accordance therewith. Such policies provide detailed explanations of various laws, regulations and rules, as well as internal Company rules, include provisions such as “Compliance with the Law” and “Handling Information” etc., and otherwise collectively indicate mandatory conduct for employees.

In addition, the Company’s founder, emphasizing the importance of the role of “accounting” in corporate management, created the “Kyocera Accounting Policies” based on the “Kyocera Philosophy.” The “Double Check Principle,” the “Glass Fishbowl Management Principle” and so forth, which apply to all accounting practices, are included therein and constitute guidance for timely disclosure of corporate information in the same manner as the “Kyocera Philosophy.”

The “Kyocera Philosophy”, the “Kyocera Guidelines for Ethical Employee Conduct” and the “Kyocera Accounting Policies” have been published in the form of handbooks which are distributed to employees who utilize them as ethical standards and policies governing conduct.

As stated above, the Company has established ethical standards based on the “Kyocera Philosophy” which form the basis for internal Company standards concerning timely disclosure.

2.	Status of the Company’s Internal Standards etc. Concerning Timely Disclosure

(1) Fundamental Attitudes

The Company, based on the ethical views appearing in the “Kyocera Philosophy,” believes that it is very important to enjoy a high degree of trust from its shareholders, investors and other stakeholders. For this purpose, the Company recognizes that sincere efforts to provide timely and appropriate disclosure of corporate information are indispensable and has accordingly established the following basic policies toward the disclosure of information.

“With respect to the disclosure of information, it shall be our policy to timely disclose both favorable information and unfavorable information in an equal and accurate manner.”

“With respect to the disclosure of information, it shall be our policy to timely disclose information without delay and in a fair manner, with no bias towards the domestic or foreign, and without preference towards specific persons.”

(2) The Kyocera Disclosure Committee

The Company has established an organ known as the “Kyocera Disclosure Committee” which is primarily entrusted with the role of implementing the abovementioned fundamental policies of the Company for disclosure of corporate information. This Committee investigates all disclosure documents for the purpose of assuring the appropriateness of disclosures of corporate information, reporting the results of its investigations to the President and Representative Director and being the principal independent internal organ of the Company which educates Group companies concerning rules relating to disclosure and promotes appropriate disclosure of information for the entire Group.

This Committee is constituted of the following executive officers and general managers who respectively have responsibility for information in the indicated areas.

(i) Each Group Company	(vi) Accounting

(ii) Business Strategy	(vii) Financial • IR

(iii) Legal • IP Rights	(viii) Tax

(iv) Stock • Risk • Internal Auditing	(ix) Management Control

(v) General Affairs • Personnel

This Committee consolidates information reported in respect of the respective areas undertaken by respective committee members and creates an exhaustive collection of all management information for Kyocera Group. Further, this Committee includes members of the Company’s board of directors and, accordingly, this Committee can gather information with respect to important management decisions without delay.

(3) The Information Disclosure Process Focusing on the Kyocera Disclosure Committee

Materials which are required to be timely disclosed by the Company pursuant to various domestic and foreign disclosure laws, regulations and rules as well as materials intended for voluntary disclosure to the markets, etc. are usually handled by the Kyocera Disclosure Committee and its Administrative Office as follows.

(i) Information Gathering and Preparation of Disclosure Materials

Facts, decisions of the board of directors and information concerning corporate accounting generated by the Company and each Group company are collected from each department through the related departments of the Company as raw information for disclosure, and consolidated at the Administrative Office of the Disclosure Committee constituted by the officers of the departments of the Company in charge of its stock, IR and accounting.

This Office prepares, based on such reported information and reference to various domestic and foreign laws, regulations and rules concerning timely disclosure and disclosure materials from a fair standpoint, and submits such materials to the Kyocera Disclosure Committee indicating the points to be examined.

In the process of preparation of disclosure materials by the Administrative Office of the Kyocera Disclosure Committee, all information gathered from each department is approved by the head of each department reporting such information (with respect to information of Group companies, by the president or other executive in charge thereof) and the system (the Double Check Principle) does not permit independent judgments by department heads.

(ii) Investigation of Disclosure Materials

Members of the Kyocera Disclosure Committee investigate information submitted through the Administrative Office and undertake a review process to make determinations as to whether or not to disclose and the appropriateness of information to be disclosed by reference to independently obtained information. Each member provides notice of its investigation to the Administrative Office and if corrections are required, so indicates. After confirming that all Committee members have verified the appropriateness of the disclosure information, the Chairman of this Committee reports the results of such investigation to the President and Representative Director.

Due to the policy in connection with such investigation that judgments by the Kyocera Disclosure Committee as to whether disclosure shall be made are to be based on uniform criteria, the following “Guidelines for the Importance of Matters” have been established as such criteria.

Quantitative Criteria

Any event which would have an impact of 5% or more on net sales, income before tax or net income for a quarterly period covered by the most recently announced forecast is an “Important Event.”

Qualitative Criteria

Any event which would have a material impact upon the ability of the Company to continue as a going concern based on consideration of the special characteristics of individual businesses, internal rules and ethics, applicable general laws, regulations and rules, and generally accepted social morals etc., is an “Important Event.”

Time Criteria

Based on consideration of both quantitative and qualitative criteria, an event which will obviously have such an impact within the next twelve (12) months is an “Important Event.”

Also, this Committee clarifies the purpose of the investigation and facts and materials which will be subject to investigation for the purpose of responding to changes in the management environment in an agile manner, and it is always endeavoring to increase the effectiveness of such investigations by convening the Committee in either of the following major ways.

Regular Scheduled Convening of the Committee

To gather information on matters arising mid-term, confirm matters that must be disclosed, perceive “Important Events” (focusing on information concerning risks) expected to occur during subsequent reporting periods, and investigate disclosure materials for the purpose of studying the contents of periodic disclosure materials such as annual reports and semi-annual reports to be submitted to the Ministry of Finance of Japan, annual reports to shareholders and investors, and annual reports on Form 20-F to be submitted to the US Securities and Exchange Commission etc.

Extraordinary Convening of the Committee

A meeting of the Committee shall be convened upon the decision of the Chairman and Vice Chairman of the Committee in the event of mid-term amendments of laws, regulations and rules, or accounting standards, etc. or upon the unexpected occurrence of Important Events in order to determine whether or not to timely disclose and if so determined to investigate the contents of the disclosure.

(iii) Supplemental System for Representatives of Important Group Companies

The Kyocera Disclosure Committee may implement a supplemental system assuring the appropriateness of information from each Group company by demanding that the representatives of each of the most financially important Group companies, based on net sales and profits of all Group companies, individually certify in writing as to the accuracy of reported information.

(iv) Disclosure of Information

The President and Representative Director of the Company, upon receipt of a report from the Chairman of the Kyocera Disclosure Committee assuring the appropriateness of information disclosure, approves such information disclosure. Thereafter, the Company’s IR department, after being informed of the approval of the President and Representative Director via the Administrative Office of the Kyocera Disclosure Committee, implements the disclosure of such information through TDnet or EDINET etc.

As described above, the Company has established a system centered on the Kyocera Disclosure Committee as an investigation organ assuring the appropriateness of disclosed information by means of a process of gathering, preparing and disclosing corporate information. Please refer to the diagram appearing in Attachment 1 concerning the information disclosure process described above.

(4) Internal Audit System and Internal Alert System

The Company has established an internal audit department which periodically conducts investigations of the status of compliance of the performance of the business of each department of the Company and of each Group company with various domestic and foreign laws, regulations and rules as well as internal Company rules and reports the results of its investigations to the board of directors and the internal auditors. The Company’s board of directors issues instructions for corrective actions, if necessary, to each department based on the reports of such internal investigatory department. The Company also has an internal alert system referred to as the “Employee’s Consultation Corner” which assures a system whereby employees are able to report acts which constitute violations, or acts which bear the risk of being violations, of the Kyocera Policies for Employee Conduct.

These systems have important functions in addition to heightening the effectiveness of the Company’s internal structures related to timely disclosure.

3.	Response to the US Sarbanes-Oxley Act of 2002

The Company, as a company whose shares are listed on the New York Stock Exchange, is subject to the US Sarbanes-Oxley Act and has made preparations to respond to the corporate governance and information disclosure requirements of said law.

In concrete terms said law requires, in particular, that companies document and evaluate the effectiveness of “internal controls over financial reports.” The Company endeavors to ensure that all information disclosures which become subject to investigation by the Kyocera Disclosure Committee as well as the information preparation process are in compliance with the “Internal Control - Integrated Framework” (commonly referred to as the “COSO Report”) published in 1992 by the Commission of Sponsoring Organization of the Treadway Committee in America. The creation of such internal control environment is believed to have further elevated the Company’s internal structures concerning timely disclosure as well as providing rational objectivity for audits conducted by the Company’s independent accounting auditors.

Also, the Company, in compliance with disclosure regulations promulgated by the US Securities and Exchange Commission pursuant to said law, discloses the Ethical Code applicable to its executives responsible for financial reporting on Form 20-F. The Company formulated such “Code of Ethics for Chief Executive Officer, Chief Financial Officer and Members of Kyocera Disclosure Committee” (please refer to Attachment 2) applicable to the President and Representative Director, the executive officers in charge of financial matters as well as the members of the Kyocera Disclosure Committee and demands that all concerned personnel observe industry ethics as emphasized by the Company slogans “Promotion of Rational Conduct” and “Compliance with the Law.” The fundamental attitudes toward information disclosure and the imperative to comply therewith are set forth in Article 6 of said Ethical Code, which reflect the contents of the Company’s policies regarding disclosure.

End

<Attachment 1>

The outline of the corporate system for the timely disclosure of the corporate information is as follows.

Information Disclosure to the shareholders, investors, and the capital markets.
I R Department
(Execution of information disclosure)
Approval of Disclosure
President and Representative Director
・Decision of disclosure of information and execution of the materials relating to information to be disclosed
Representatives of the principal companies in the Group
・certifying the appropriateness of the information reported relating to themselves.
Supplementing
Kyocera Disclosure Committee
・Judging the necessity of disclosure relating to certain events.
・Review of the contents of materials to be disclosed.
・Certifying the appropriateness of materials to be disclosed.
Administrative Office of Kyocera Disclosure Committee
・Checking the corporate information with laws and regulations
・Preparation of materials to be disclosed.
Board of Directors
・Advising the matters resolved
Report within the group companies
Divisions of Kyocera Corporation relating to the information to be disclosed
・Gathering basic information to be disclosed.
Accidental matters shall be advised to the related divisions pursuant to the judgment by the President and Representative Director or Board of Directors.
Financial and accounting information and matters resolved
Accidental Matters
Internal Audit Division
Internal Alert System
Each division of Kyocera Corporation and other group companies
Audit, etc.
Kyocera Group
Infiltration of Corporate Moral (seminar to management executives and employees)
"Kyocera Philosophy," "Kyocera Guidelines for Ethical Employee Conduct" and "Kyocera Accounting Policies"

<Attachment 2>

KYOCERA CORPORATION

Code of Ethics for Chief Executive Officer, Chief Financial Officer and

Members of Kyocera Disclosure Committee

Article 1. Purpose

This Code of Ethics (the “Code”) sets forth standards in compliance with the internal regulations of Kyocera Corporation (“Kyocera”) such as Kyocera Philosophy, Kyocera Guidelines for Ethical Conduct and Kyocera Accounting Policies, that Kyocera’s Chief Executive Officer (the “CEO”), Chief Financial Officer (the “CFO”) and members of Kyocera Disclosure Committee (1) (collectively, “Covered Members”) must follow in performing their duties to;

(1)	promote faithful and ethical conduct, including the ethical handling of conflicts of interest;

(2)	promote full, fair, accurate, timely and understandable disclosure;

(3)	promote compliance with applicable laws and regulations; and

(4)	deter wrongdoing.

Article 2. Faithful and Ethical Conduct

Each Covered Member must act faithfully and ethically in performing his or her duties and must always maintain high level of professional ethics.

Article 3. Compliance with Applicable Laws

Each Covered Member must comply with, and observe the spirit of, all Japanese and foreign laws, accounting standards, regulations of self-regulating organizations applicable to him or herself and with internal regulations and guidelines of Kyocera including the Code.

Article 4. Conflict of Interest

A conflict of interest occurs when an individual’s private interest interferes or appears to interfere with the interests of Kyocera. A conflict of interest can arise when a Covered Member takes actions or has interests that may make it difficult to perform his or her work at Kyocera objectively and effectively.

Each Covered Member must:

(1)	always set his or her work duties above his or her private interest;

(2)	deter the occurrence of conflicts of interest;

(3)	promptly notify the CEO when the occurrence of a conflict of interest is reasonably foreseeable in course of a transaction, etc.; and

(4)	refrain from engaging in any transactions listed above without a prior approval of the CEO.

Article 5. Notice of Violation

(1)	Discretion and responsibility to apply and enforce the Code shall lie with the CEO.

(2)	Each Covered Member must immediately notify the CEO of any existing or potential violation of the Code when reasonably so judged.

(3)	Upon being notified of a violation of the Code in accordance with the above clause or by an employee or other party, the CEO shall take all actions he considers appropriate to investigate such violation.

(4)	When the CEO determines the existence of a violation or a potential violation of the Code as a result of the investigation conducted in accordance with the above clause, the CEO shall take a punitive action against a violator, and shall take all corrective and preventive actions against such violation.

(5)	A person who was reported for violation of the Code must not retaliate against any person who made such report in good faith.

Article 6. Disclosure of Financial and Related Information

Each Covered Member must:

(1)	be responsible for the information contained in any document submitted to the public authorities and any other materials disclosed to the public and the method of disclosure of such information to be fair, appropriate timely and understandable;

(2)	be responsible for the establishment and maintenance of the disclosure and internal control system regarding the documents and materials described in the above clause. He or she must familiarize him or herself with and comply with disclosure requirements applicable to the Company, including controls and procedures regarding any reports and statements the Company is required to submit to the United States Securities Exchange Commission (the “SEC”);

(3)	fully review and study such information prior to the disclosure by him or herself, or by appointed third party he or she considers appropriate to conduct such review and study as necessary; and

(4)	not knowingly misrepresent, or cause an employee who is engaged in preparation of Kyocera’s financial statements, an independent auditor, a government regulatory authority and a self-regulating organization to materially misrepresent the facts about Kyocera upon preparing Kyocera’s financial and related information.

Article 7. Waiver and Its Disclosure

Any waiver of the Code must require an approval of the CEO. Regardless of whether explicitly or implicitly granted, such waiver must be disclosed in an appropriate manner in accordance with applicable laws, including the SEC regulations.

Article 8. Amendment and Disclosure

Any change of the Code must require an approval of the CEO. Such change must be disclosed in an appropriate manner in accordance with applicable laws and regulations, including the SEC regulations.

Article 9. Effective Date

The Code is effective on and from September 10, 2004.

Note:

Kyocera Disclosure Committee consists of eight members including Executive Officers and Senior Managers who are responsible for disclosure of Kyocera’s information listed below and governs the management of Kyocera’s disclosure control.

- Corporate development

- General affairs, stock-related, risk-related and internal audit

- Business strategies

- Legal affairs and intellectual properties

- Business systems administration

- Accounting

- Financial affairs and investor relations

- Tax-related